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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Amendment No.:  6

Name of Issuer:  Envirodyne Industries, Inc.

Title of Class of Securities:  Common Stock

CUSIP Number:   294-037-205

          (Name, Address and Telephone Number of Person
       Authorized To Receive Notices and Communications)

  James D. Bennett, Bennett Management Corporation, 2 Stamford
  Plaza, Suite 1501, 281 Tresser Boulevard, Stamford, CT 06901;
                         (203) 353-3101

     (Date of Event which Requires Filing of this Statement)

                          May 15, 1997

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 294-037-205

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         James D. Bennett     ###-##-####

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   x

3.  SEC Use Only

4.  Source of Funds

         AF

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         USA

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:



8.  Shared Voting Power:



9.  Sole Dispositive Power:

         145,867

10. Shared Dispositive Power:

         360,015

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         505,882

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares



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13. Percent of Class Represented by Amount in Row (11)

         3.47%

14. Type of Reporting Person

         IN














































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CUSIP No. 294-037-205

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Restructuring Capital Associates, L.P.   13-3526880

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   x

3.  SEC Use Only

4.  Source of Funds

         AF

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:



8.  Shared Voting Power:



9.  Sole Dispositive Power:



10. Shared Dispositive Power:

         360,015

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         360,015

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares



                                4



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13. Percent of Class Represented by Amount in Row (11)

         2.47%

14. Type of Reporting Person

         PN (IA)














































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CUSIP No. 294-037-205

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Bennett Restructuring Fund, L.P.   13-3526877

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   x

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:



8.  Shared Voting Power:



9.  Sole Dispositive Power:



10. Shared Dispositive Power:

         360,015

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         360,015

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares



                                6



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13. Percent of Class Represented by Amount in Row (11)

         2.47%

14. Type of Reporting Person

         PN














































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Item 1.  Security and Issuer

         No change.

Item 2.  Identity and Background

         No change.

Item 3.  Source and Amount of Funds or Other Consideration

         The funds for the purchase of shares held by the

Partnership and Bennett Offshore came from the working capital of each.

Item 4.  Purpose of Transaction

         No change.

Item 5.  Interest in Securities of the Issuer

         As of the date hereof, Mr. Bennett may be deemed to

be the beneficial owner of 505,882 shares of common stock of the Company.  The Partnership holds 360,015 shares and

Bennett Offshore holds 145,867 shares.  Mr. Bennett may be

deemed to beneficially own all shares held by the

Partnership and Bennett Offshore.  RCA is deemed to

beneficially own all shares held by the Partnership.  Based

on the Company's latest Quarterly Report on Form 10-Q, as of

May 9, 1997 there were a total of 14,564,233 outstanding

shares of common stock of the Company.  Therefore, Mr.

Bennett may be deemed to beneficially own 3.47% of the

outstanding shares, and each of RCA and the Partnership may

be deemed to beneficially own 2.47% of the outstanding

shares.  On May 15, 1997, the Partnership and Bennett




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Offshore sold in the aggregate 600,000 shares of common

stock of the Company at a price of $8.50 per share.  As a

consequence, Mr. Bennett, RCA and the Partnership each

ceased to be deemed a beneficial owner of more than 5% of

the Company's outstanding shares of common stock.  The sales were effected in privately negotiated transactions with Volk

Enterprises, Inc. and The Heico Companies, L.L.C., each of

which purchased 213,498 shares of common stock of the

Company from the Partnership and 86,502 shares of common

stock of the Company from Bennett Offshore.  In connection

with the sale on May 15, 1997, the Partnership and Bennett

Offshore each granted certain rights to vote such shares

through a Voting Agreement.  See Exhibits B through E

attached hereto, which are incorporated herein by reference.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships With Respect to Securities of the Issuer

         See Exhibits B through E attached hereto.

Item 7.  Material to be Filed as Exhibits

         Exhibit A: A description of the other transactions

         in the Company's common stock that were effected by

         the Reporting Persons in the past 60 days.  All

         such transactions were effected in open market

         transactions.








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         Exhibit B: Irrevocable Proxy and Voting Agreement

         between Bennett Restructuring Fund, L.P. and Volk

         Enterprises, Inc.

         Exhibit C: Irrevocable Proxy and Voting Agreement

         between Bennett Restructuring Fund, L.P. and The

         Heico Companies, L.L.C.

         Exhibit D: Irrevocable Proxy and Voting Agreement

         between Bennett Offshore Restructuring Fund, Inc.

         and Volk Enterprises, Inc.

         Exhibit D: Irrevocable Proxy and Voting Agreement

         between Bennett Offshore Restructuring Fund, Inc.

         and The Heico Companies, L.L.C.






























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Signature

         The undersigned, after reasonable inquiry and to

the best of their knowledge and belief, certify that the

information set forth in this statement is true, complete

and correct.


May 19, 1997

   Date

                           /s/ James D. Bennett
                           James D. Bennett


                           RESTRUCTURING CAPITAL ASSOCIATES, L.P.

                           By: Bennett Capital Corporation,
                               General Partner


                           By:/s/ James D. Bennett
                                  James D. Bennett, President


                           BENNETT RESTRUCTURING FUND, L.P.

                           By: Restructuring Capital Associates,
                                 L.P., General Partner

                           By: Bennett Capital Corporation,
                               General Partner


                           By:/s/ James D. Bennett
                              James D. Bennett, President













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75252000.BA2



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                                                      Exhibit A


                     Number of Shares Sold     Price
          Date        by the Partnership     Per Share
          ____       _____________________   _________

         4/3/97             50,000             $6.44

         4/4/97             25,000             $6.44












































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75252000.BA2